DEREK OIL & GAS CORPORATION ("DRK")
[formerly Derek Resources Corporation ("DRS")]
BULLETIN TYPE: Name Change and Consolidation
BULLETIN DATE: February 28, 2003
Tier 2 Company

Pursuant to a special resolution passed by shareholders November 28, 2002, the Company has consolidated its capital on a three old for one new basis. The name of the Company has also been changed from Derek Resources Corporation to Derek Oil & Gas Corporation.

Effective at the opening March 3, 2003, the common shares of Derek Oil & Gas Corporation will commence trading on TSX Venture Exchange and the common shares of Derek Resources Corporation will be delisted.
Post - Consolidation
Capitalization: 100,000,000 shares with no par value of which
18,936,019 shares are issued and outstanding
Escrow: nil

Transfer Agent: Computershare Trust Company of Canada
Trading Symbol: DRK (new)
CUSIP Number: 24981Q 10 5 (new)